FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

10 December 2020

HSBC HOLDINGS PLC ANNOUNCES A PROPOSED OFFERING OF ADDITIONAL TIER 1 SECURITIES TO FINANCE THE REDEMPTION OF ITS US DOLLAR PREFERENCE SHARES

HSBC Holdings plc (the 'Company', 'we' or 'us') announces a proposed offering (the 'Offering') of a series of US dollar-denominated perpetual subordinated contingent convertible securities (the 'Securities'), subject to market conditions.

Subject to the successful pricing of the Offering of the Securities (which is expected to occur on 10 December 2020, subject to market conditions), the Company intends to exercise its right to redeem all of its 1,450,000 6.20% Non-Cumulative Dollar Preference Shares, Series A (the 'Preference Shares') represented by American Depositary Shares, Series A (the 'ADSs') at a redemption price of US$1,000 per Preference Share and US$25 per ADS, plus accrued and unpaid dividends for the then-current dividend period to the redemption date. The Company intends to use the net proceeds from the sale of the Securities to redeem the Preference Shares and the ADSs, in accordance with the terms and conditions of the Preference Shares and the ADSs. Any of the net proceeds in excess of the redemption amount will be used for general corporate purposes and to further strengthen the Company's capital base pursuant to regulatory requirements.

The Company has retained HSBC Securities (USA) Inc. as Sole Structuring Adviser and Book-Running underwriter for the Offering.

......

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The Offering is being made solely by means of a prospectus supplement and accompanying prospectus (together, the 'Prospectus') which has been or will be filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

            Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York, 10018
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this communication and other information referred to herein may be restricted by law and persons into whose possession this communication or such other information comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication shall not constitute a notice of redemption with respect to the Preference Shares and the ADSs. A notice will be published in due course, to the extent that the Company exercises its redemption option.

This communication, the Prospectus and any other documents or materials relating to the Offering are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the 'Financial Promotion Order'), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as 'relevant persons'). This communication, the Prospectus and any other documents or materials relating to the Offering are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication, the Prospectus and any other documents or materials relating to the Offering relate is available only to relevant persons and will be engaged in only with relevant persons.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the FCA published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from 1 October 2015 (the 'PI Rules'). In addition, (i) on 1 January 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the 'PRIIPs Regulation') on key information documents for packaged retail and insurance-based investment products became directly applicable in all European Economic Area ('EEA') member states and the United Kingdom ('UK'), and (ii) MiFID II was required to be implemented in EEA member states and the UK by 3 January 2018. Together, the PI Rules, the PRIIPs Regulation and MiFID II are referred to as the 'Regulations'.

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write-down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein) including the Regulations.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, 'MiFID II'); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by the PRIIPs Regulation for offering or selling the Securities or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the 'SFA'), the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are 'prescribed capital markets products' (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and 'Excluded Investment Products' (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

......

Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes', 'expects', 'estimate', 'may', 'intends', 'plan', 'will', 'should', 'potential', 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in the Prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                   +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 December 2020